

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

DAVID KHANI
Chief Financial Officer
CONSOL Coal Resources LP
CNX Center
1000 CONSOL Energy Drive, Suite 100
Canonsburg, PA 15317-6506

   Re: CONSOL Coal Resources LP
       Form 10-K
       Filed February 8, 2019
       File No. 001-37456

Dear Mr. KHANI:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K

Recoverable Coal Reserves, page 43

1.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included. See Instruction 2 to paragraph (b)(5) of Industry Guide 7. Absent this condition, proven and probable reserves should be segregated. Please revise to present your reserves as proven and/or probable.

2.   Please add footnotes to your reserve tables disclosing the coal price used to calculate your reserves, the average mining recovery and dilution, and preparation plant yield or recovery.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining